COMMENTS RECEIVED ON 05/14/2019

FROM EDWARD BARTZ

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Balanced K6 Fund, Fidelity Puritan K6 Fund

POST-EFFECTIVE AMENDMENT NO. 185

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity OTC K6 Fund

POST-EFFECTIVE AMENDMENT NO. 137

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity International Discovery K6 Fund

POST-EFFECTIVE AMENDMENT NO. 177

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Mid-Cap Stock K6 Fund

POST-EFFECTIVE AMENDMENT NO. 130

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Growth Company K6 Fund

POST-EFFECTIVE AMENDMENT NO. 86

FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)

Fidelity Magellan K6 Fund

POST-EFFECTIVE AMENDMENT NO. 79

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Equity-Income K6 Fund

POST-EFFECTIVE AMENDMENT NO. 173

1)

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinion for each new series with the next amendment.

2)

Fidelity Balanced K6 Fund, Fidelity Puritan K6 Fund, Fidelity OTC K6 Fund, and Fidelity Equity-Income K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we consider disclosing the market capitalization policy for equity securities and the maturity policy for debt securities. The Staff also requests we consider including small and mid-cap risks, if appropriate.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization or maturity. Similarly, the risks associated with small and mid-cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that with respect to risk associated with specific market capitalizations, while not a principal risk per se, the possibility for market developments to affect different parts of the market  differently is one of the factors addressed under “Principal Investment Risks ”-“Stock Market Volatility.”

3)

Fidelity Balanced K6 Fund and Fidelity Puritan K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock).”

C:

The Staff requests we revise this disclosure since each fund must invest at least 25% in debt securities and the Staff asserts preferred stock is an equity and cannot be included in the 25% bucket.

R:

The disclosure will be revised as follows:

“Investing at least 25% of total assets in fixed-income senior securities.”

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a significant portion of each fund’s portfolio. As a result, each fund believes that the current strategy and risk disclosure is appropriate.

5)

Fidelity Balanced K6 Fund, Fidelity Puritan K6 Fund, Fidelity OTC K6 Fund, Fidelity Mid Cap Stock K6 Fund, and Fidelity Magellan K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider including growth and value style investing risks to “Principal Investment Risks” in the “Fund Summary” section.

R:

The risks associated with these specific investment styles are not principal investment risks of each fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example,  growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” ‐ ‐ “Stock Market Volatility” in the “Investment Details” section.

6)

Fidelity Balanced K6 Fund and Fidelity Puritan K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of each portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer−Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

7)

All funds

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

From Fidelity Balanced K6 Fund:

“Shares generally are available only to employer-sponsored retirement plans (including profit sharing, 401(k), 403(b), 457(b), and similar plans) for which Fidelity provides recordkeeping services or that already hold shares of a qualifying fund. Plan participants may purchase shares only if shares are eligible for sale and available through their plan. You may buy or sell shares in various ways:”

C:

The Staff requests we remove the term “generally” from the disclosure above or disclose who else may purchase shares of the fund.

R:

We believe that the disclosure accurately describes the types of employer-sponsored retirement plans eligible to purchase shares of each fund. To the extent that Class K6 shares become available beyond employer-sponsored retirement plans, we will update the disclosure. Accordingly, we have not modified the disclosure.

8)

Fidelity Balanced K6 Fund

“Investment Details” (prospectus)

“Principal Investment Strategies

“The Adviser expects the fund's equity sector allocations will approximate the sector weightings of the S&P 500® Index, a broadly diversified measure of the performance of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance. While the Adviser may overweight or underweight one or more sectors from time to time, the Adviser expects the returns of the equity portion of the fund to be driven primarily by the security selections of the managers of each sector.”

C:

If the fund will concentrate to the same extent as the S&P 500® Index, the Staff requests we disclose and revise the fundamental concentration policy accordingly.

R:

The fund will not concentrate in any industry. As a result, the fund believes its existing disclosure is appropriate.

9)

Fidelity Balanced K6 Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection.”

C:

The Staff requests that corresponding strategy and risk disclosure be added.

R:

The current disclosure appropriately discloses the fund’s principal investment strategies and risks.

The fund believes that the risks associated with investing in derivatives are described in “Issuer‐

Specific Changes” and “Leverage Risk” in the “Fund Basics” section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative

10)

Fidelity Balanced K6 Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

The Staff requests we confirm if derivatives are included in the calculation of the fund’s percentage of equity and debt investments, and if so, requests we disclose they are valued at market.

R:

The fund does not include derivatives in the calculation of the fund’s percentage of equity and debt investments.

11)

Fidelity Balanced K6 Fund and Fidelity Puritan K6 Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

From Fidelity Balanced K6 Fund:

“Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies.”

C:

The Staff requests that we add a leverage risk to “Principal Investment Risks” in the Fund Summary section.

R:

We believe that the disclosure under the sub‐heading “Principal Investment Risks” in the Fund Summary section appropriately discloses each fund’s principal investment risks. Leverage risk is not expected to be a principal investment risk for the funds, but because the funds may invest in derivatives and forward‐settling securities, the funds could be exposed to some leverage risk. General

Instruction C.3 (b) under Form N‐1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as “principal” in the “Fund Summary” section.

12)

Fidelity Balanced K6 Fund and Fidelity Puritan K6 Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).”

C:

The Staff notes that derivatives are mentioned as a principal security type in the “Description of Principal Security Types” section, but in the “Other Investment Strategies” section derivatives are mentioned as a non‐principal investment strategy. The Staff requests we resolve this inconsistency.

R:

Notwithstanding that investing in derivatives is not a principal investment strategy of each fund, we believe it is appropriate to define this security type in the prospectus because each fund may invest in derivatives. Accordingly, we have not modified the disclosure.

13)

Fidelity Balanced K6 Fund and Fidelity Puritan K6 Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.”

C:

The Staff requests we add disclosure to the concentration policy to clarify if each fund will consider the concentration of its underlying investment companies when determining each fund’s compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each fund will take such policy into account in connection with any investment in such underlying fund.

14)

Fidelity Balanced K6 Fund and Fidelity Puritan K6 Fund

“Investment Policies and Limitations” (SAI)

“For purposes of a fund's policy to invest at least 25% of its total assets in fixed-income senior securities, FMR interprets "total assets" to exclude collateral received for securities lending transactions and treats investment-grade debt securities, lower-quality debt securities, and preferred stock as "fixed-income senior securities."”

C:

The Staff requests we revise this paragraph because preferred stock is an equity security, not a debt security.

R:

The disclosure will be revised as follows:

“For purposes of a fund's policy to invest at least 25% of its total assets in fixed-income senior securities, FMR interprets "total assets" to exclude collateral received for securities lending transactions and treats investment-grade debt securities and lower-quality debt securities as "fixed-income senior securities."”

15)

Fidelity OTC K6 Fund, Fidelity International Discovery K6 Fund, Fidelity Growth Company K6 Fund, Fidelity Magellan K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a market capitalization policy for each fund and add corresponding risks if any fund includes small or mid-cap stocks in the policy.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

16)

Fidelity OTC K6 Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in NASDAQ® and OTC securities. For purposes of this fund, the Adviser defines NASDAQ® and OTC securities as securities principally traded on either the NASDAQ® exchange or the OTC market (a telephone or computer network that connects securities dealers), which may include equity or debt securities. These securities can be issued by companies of any size. However, the OTC market has more small and medium-sized companies than other markets.”

C:

The Staff requests we explain whether the fund will invest in debt securities and, if so, disclose in the “Principal Investment Strategies” in the “Fund Summary” section and add a corresponding risk.

R:

Although the fund reserves the right to invest a portion of its assets in debt securities, it does not do so as the result of any principal investment strategy. As a result, we believe the existing disclosure is appropriate.

17)

Fidelity OTC K6 Fund and Fidelity Mid-Cap Stock K6 Fund

“Investment Details” (prospectus)

“Other Investment Strategies”

Fidelity Equity-Income K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity OTC K6 Fund:

“The Adviser may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

From Fidelity Equity-Income K6 Fund:

“Potentially using covered call options as tools in managing the fund's assets.”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

18)

Fidelity International Discovery K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a significant part of the fund’s portfolio. As a result, the fund believes that its current strategy and risk disclosures are appropriate.

19)

Fidelity Mid-Cap Stock K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in common stocks of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap® Index or the S&P MidCap 400® Index).”

C:

The Staff requests we disclose the market capitalization ranges for the Russell Midcap® Index and the S&P MidCap 400® Index as of a recent date.

R:

Because the capitalization range of each index can vary meaningfully over time, we believe it is more appropriate to identify a well‐publicized index by name alone rather than also including a snap shot of the index’s capitalization. Accordingly, we have not modified disclosure.

20)

Fidelity Mid-Cap Stock K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Normally investing at least 80% of assets in common stocks of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap® Index or the S&P MidCap 400® Index).”

C:

The Staff requests we consider whether we should include small cap risk because  the Russell Midcap® Index and the S&P MidCap 400® Index can both, to some extent, include small cap issuers.

R:

Given the current composition of the Russell Midcap® Index and the S&P MidCap 400® Index, we do not believe the risks associated with small capitalization companies are principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐ “Stock Market Volatility.”

21)

Fidelity Equity-Income K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Potentially using covered call options as tools in managing the fund's assets.”

C:

The Staff requests that we add a corresponding risk.

R:

We call the Staff’s attention to the following disclosure, which we believe appropriately addresses the potential risk associated with writing covered call options for these funds: “To the extent a fund writes covered call options on particular securities, it gives up some ability to participate in price increases of the underlying securities.”

22)

Fidelity Equity-Income K6 Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we disclose the underlined security types in the “Principal Investment Strategies” section.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although a fund includes mortgage and other asset-backed securities, loans and loan participations, hybrids, and synthetic securities as part of this list, investments in these particular securities are not a principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.